Eaton Corporation plc
2014 Annual Report on Form 10-K
Item 15(b)
Exhibit 12
Ratio of Earnings to Fixed Charges

	Year ended December 31
(In millions)	2014	2013	2012	2011	2010
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$1,761	$1,884	$1,251	$1,553	$1,036
Adjustments
(Income) loss of equity investees	(6)	2	(2)	(2)	(14)
Distributed income of equity investees	4	77	19	3	15
Interest expensed	250	290	165	154	162
Amortization of debt issue costs	9	10	74	4	4
Estimated portion of rent expense representing interest	81	80	66	65	57
Amortization of capitalized interest	14	13	12	10	10
Adjusted income from continuing operations before income taxes	$2,113	$2,356	$1,585	$1,787	$1,270
Fixed charges
Interest expensed	$250	$290	$165	$154	$162
Interest capitalized	13	11	23	18	8
Amortization of debt issue costs	9	10	74	4	4
Estimated portion of rent expense representing interest	81	80	66	65	57
Total fixed charges	$353	$391	$328	$241	$231
Ratio of earnings to fixed charges	5.99	6.03	4.83	7.41	5.50